UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-17506

UST INC.

(Exact name of registrant as specified in its charter)

6 High Ridge Park, Building A

Stamford, Connecticut 06905

(203) 817-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.50 per share

7.25% Senior Notes due 2009

Floating Rate Senior Notes due 2009

6.625% Senior Notes due 2012

5.75% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.50 per share	1
7.25% Senior Notes due 2009	31
Floating Rate Senior Notes due 2009	1
6.625% Senior Notes due 2012	55
5.75% Senior Notes due 2018	33

Pursuant to the requirements of the Securities Exchange Act of 1934, UST Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 18, 2009		UST Inc.

		By:	/s/ Gary B. Glass
Name: Gary B. Glass
Title: General Counsel & Assistant Secretary